UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
    UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2011

Commission File Number: 0-9266

Levon Resources Ltd.
(Translation of registrant's name into English)

Suite 900, 570 Granville Street Vancouver, BC V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits :

99.1	Notice of Annual General Meeting

99.2	Information Circular

99.3	Statement of Executive Compensation

99.4	Proxy

99.5	Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEVON RESOURCES LTD.
(Registrant)

Date: August 30, 2011	By:	/s/ Dorothy Chin
Dorothy Chin
Corporate Secretary

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